Exhibit 99.1

Evaxion Biotech Completes Recruitment for Phase 1/2a Clinical Trial for EVX-02

Copenhagen, Denmark, March 7, 2022 – Evaxion Biotech A/S (NASDAQ: EVAX), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies, has now finalized recruitment for Phase 1/2a clinical trial of EVX-02 in adjuvant melanoma patients.

The Company already conducts the successful EVX-01 program with clinical testing in Australia, Europe and the US, where app. 100 patients suffering from malignant melanoma (metastasized skin cancer) will be treated with EVX-01 therapy in combination with Keytruda® from Merck. In the EVX-02 program, Evaxion treats patients with adjuvant melanoma, meaning that their tumors have been successfully removed (surgically), and in the study the focus of the therapy is to avoid relapse.

In the EVX-02 study encouraging preliminary findings around its potential clinical benefit now allows Evaxion to accelerate the development program. Following the finalization of recruitment, Evaxion will advance into a dedicated Phase 2b clinical trial using its patented DNA-based immunotherapy.

For the patients enrolled in the Phase 1/2a clinical trial, Evaxion’s proprietary PIONEERTM AI technology identified a sufficient number of mutations to design a personalized treatment and so far, no serious side effects have been reported.

Lars Wegner, CEO of Evaxion, said:

“Completion of recruitment for the Phase 1/2a clinical trial of EVX-02 is an important milestone, which supports our belief that the Evaxion approach is feasible. EVX-02 appears to be well tolerated and shows encouraging signs as a treatment for adjuvant melanoma patients. The T-cell activation is promising, which allows us to take data and insights from this clinical trial and move into a dedicated Phase 2 clinical trial.”

About the EVX-02 Program:

1.	Evaxion Biotech has completed recruitment of 16 patients and will now move directly into a dedicated phase 2b clinical trial in adjuvant melanoma.

2.	Final data from the current phase 1/2a clinical trial are expected to be announced and reported second quarter of 2023, which is earlier than previously communicated.

3.	Expected milestones for the EVX-02 phase 2b study are: Regulatory filing in H1 2022, First patient first visit in H2 2022 and an interim readout in 2023.

About Evaxion

Evaxion Biotech A/S is a clinical-stage AI-immunology™ platform company decoding the human immune system to discover and develop novel immunotherapies to treat cancer, bacterial diseases and viral infections. Based on its proprietary and scalable AI-immunology core technology, Evaxion is developing a broad pipeline of novel product candidates which currently includes three patient-specific cancer immunotherapies.

For more information

Corey Davis, Ph.D.

LifeSci Advisors LLC

cdavis@lifesciadvisors.com

+1 (212) 915 2577

Source: Evaxion Biotech

Forward-looking statement

This announcement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this announcement regarding the Company’s future operations, plans and objectives are forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including but not limited to: risks associated with the Company’s financial condition and need for additional capital; risks associated with the Company’s development work; cost and success of the Company’s product development activities and preclinical and clinical trials; risks related to commercializing any approved pharmaceutical product developed using the Company’s AI platform technology, including the rate and degree of market acceptance of the Company’s product candidates; risks related to the Company’s dependence on third parties including for conduct of clinical testing and product manufacture; risks associated with the Company’s inability to enter into partnerships; risks related to government regulation; risks associated with protection of the Company’s intellectual property rights; risks related to employee matters and managing growth; risks related to the Company’s ADSs and ordinary shares, risks associated with the pandemic caused by the coronavirus known as COVID-19 and other risks and uncertainties affecting the Company’s business operations and financial condition.

Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the risks described in the “Risk Factors” section included in the Company’s prospectus filed on February 5, 2021 and the Company’s current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements contained in this announcement speak only as of the date hereof, and except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.